FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Brasil spectrum auction	2

TELEFÓNICA, S.A., (“Telefónica” or the “Company”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Telefónica announces that its subsidiary Telefónica Brasil, S.A. has been granted the following blocks in the band spectrum auction called by the National Telecommunications Agency (Anatel):

• 3,500MHz: 100MHz have been obtained for an offered value of 500.3 million Brazilian reais (approximately 77 million euros).

•2,300MHz: 50MHz in the Southeast region and 40MHz in the North, Sao Paulo and Midwest regions, respectively, have been obtained for an offered value of 466.4 million Brazilian reais (approximately 72 million euros).

•26GHz: 600MHz have been obtained for an offered value of 158.5 million Brazilian reais (approximately 24 million euros).

With this acquisition, Telefónica Brasil, S.A. guarantees the necessary spectrum to provide 5G services in the medium and long term and to meet the growing demand for connectivity.

Madrid, November 5, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 5, 2021	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors